Exhibit 99.1

Puxin Limited Announces Third Quarter 2019 Unaudited Financial Results

BEIJING, November 18, 2019 – Puxin Limited (NYSE: NEW) (“Puxin” or the “Company”), a successful consolidator of the after-school education industry in China, today announced its unaudited financial results for the third quarter ended September 30, 2019.

Third Quarter 2019 Financial and Operational Highlights

•	Net revenues were RMB996.0 million (US$139.4 million), an increase of 48.7% from RMB669.7 million in the third quarter of 2018.
•	Operating income was RMB41.5 million (US$5.8 million), compared to operating loss of RMB(61.1) million in the third quarter of 2018.
•	Adjusted operating income (loss)[1] was RMB52.2 million (US$7.3 million), compared to RMB(41.8) million in the third quarter of 2018.
•	Net income attributable to Puxin Limited was RMB33.7 million (US$4.7 million), compared to net loss of RMB(50.2) million in the third quarter of 2018.
•	Adjusted net income (loss) attributable to Puxin Limited[2] was RMB43.5 million (US$6.1 million), compared to RMB(51.0) million in the third quarter of 2018.
•	Adjusted EBITDA[3] was RMB80.6 million (US$11.3 million), compared to RMB(20.3) million in the third quarter of 2018.
•	Cash and cash equivalents were RMB322.0 million (US$45.0 million), compared to RMB778.0 million as of December 31, 2018.
•	Student enrollments increased by 60.2% to 871,896 from 544,253 in the third quarter of 2018.

Mr. Yunlong Sha, Chairman and Chief Executive Officer of Puxin, commented, “the third quarter of 2019 was an inspiring period and we are delighted to announce solid results. To highlight, Puxin has achieved profitability on an operational basis for the first time. Net revenues grew 48.7% year-over-year to RMB996.0 million, beating previous expectation. In particular, our K-12 education service line performed exceptionally well. Excluding financial impact from online school and headquarter, net revenues increased by 86.4% year-over-year and the operating profit increased by 667.1% year-over-year. In the meantime, excluding financial impact from online school and headquarter, Puxin’s study-abroad services had its first positive quarterly operating margin at 8.5% since the acquisition of Global Education and ZMN Education in 2017.”

“Puxin continues to scale up at a steady pace and we believe this can be attributed to both our ‘acquisition and integration’ strategy as well as excellent organic growth of our existing portfolio. Improved operational efficiency also contributed to our quarterly performance. For example, student enrollments increased by 60.2%, reaching a total number of 871,896 enrollments. In addition, the retention rate reached 70.3% which further solidified Puxin’s position as a top-tier education service provider. Looking ahead, with eight newly acquired schools, we will continue our dedication to realizing future growth fueled by our ‘acquisition and integration’ strategy. Overall, we are optimistic about the outlook for the education market in China and are committed to sustain the solid growth momentum in the future.”

[1]

Adjusted operating income (loss) is a non-GAAP financial measure, which is defined as operating income (loss) excluding share-based compensation expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

[2]

Adjusted net income (loss) attributable to Puxin Limited is a non-GAAP financial measure, which is defined as net income (loss) attributable to Puxin Limited excluding share-based compensation expenses and loss on changes in fair value of convertible notes, derivative liabilities and warrants and loss on extinguishment of convertible notes. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

[3]

EBITDA is a non-GAAP financial measure, which is defined as net income (loss) excluding depreciation, amortization, interest expense, interest income and income tax (benefits) expenses; adjusted EBITDA is a non-GAAP financial measure, which is defined as net income (loss) excluding depreciation, amortization, interest expense, interest income, income tax (benefits) expenses, share-based compensation expenses, loss on changes in fair value of convertible notes, derivative liabilities and warrants and loss on extinguishment of convertible notes. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

Financial Results for the Third Quarter of 2019

Net Revenues

Net revenues increased by 48.7% to RMB996.0 million (US$139.4 million) from RMB669.7 million in the third quarter of 2018. This increase was primarily driven by an increase in student enrollments. Student enrollments increased by 60.2% to 871,896 from 544,253 in the same period of 2018.

Cost of Revenues

Cost of revenues increased by 32.0% to RMB494.6 million (US$69.2 million) from RMB374.6 million in the same period of 2018, primarily due to an increase in teaching staff’s compensation. Cost of revenues, excluding share-based compensation expenses, increased by 32.5% to RMB493.6 million (US$69.1 million) from RMB372.5 million in the third quarter of 2018.

Gross Profit and Gross Margin

Gross profit was RMB501.5 million (US$70.2 million), an increase of 70.0% from RMB295.1 million in the same period of 2018. Gross margin was 50.3%, compared to 44.1% for the same period in 2018.

Operating Expenses

Total operating expenses increased by 29.1% to RMB459.9 million (US$64.3 million) from RMB356.1 million in the third quarter of 2018.

Selling expenses increased by 28.5% to RMB304.8 million (US$42.6 million) from RMB237.3 million in the third quarter of 2018. Selling expenses, excluding share-based compensation expenses, increased by 31.8% to RMB299.9 million (US$42.0 million) from RMB227.6 million in the third quarter of 2018. The increases were primarily due to increases in marketing expense and marketing staff compensation.

General and administrative expenses increased by 30.5% to RMB155.1 million (US$21.7 million) from RMB118.8 million during the same period of 2018. General and administrative expenses, excluding share-based compensation expenses, increased by 35.0% to RMB150.3 million (US$21.0 million) from RMB111.3 million in the third quarter of 2018. The increases were primarily due to increases in staff compensation and daily operating expense.

Total share-based compensation expenses allocated to related operating costs and expenses decreased to RMB10.7 million (US$1.5 million) from RMB19.3 million in the same period of 2018, primarily due to less grants of options to employees in 2019.

Operating Income (Loss) and Operating Margin

Operating income in the third quarter of 2019 was RMB41.5 million (US$5.8 million) compared to the operating loss of RMB(61.1) million in the third quarter of 2018.

Operating margin was 4.2% in the third quarter of 2019, compared to (9.1)% in the same period in 2018.

Adjusted operating income was RMB52.2 million (US$7.3 million), compared to the adjusted operating loss of RMB(41.8) million in the third quarter of 2018.

Adjusted operating margin was 5.2%, compared to (6.2)% in the same period of the prior year.

Net Income (Loss)

Net income attributable to Puxin Limited was RMB33.7 million (US$4.7 million) compared to the net loss attributable to Puxin Limited of RMB(50.2) million during the third quarter of 2018. Basic and diluted net income per ADS attributable to Puxin Limited were RMB0.38 (US$0.06), compared to basic and diluted net loss of RMB(0.62) during the same period of 2018.

Adjusted net income attributable to Puxin Limited was RMB43.5 million (US$6.1 million), compared to adjusted net loss attributable to Puxin Limited of RMB(51.0) million during the same period of 2018. Adjusted basic net income per ADS attributable to Puxin Limited4 was RMB0.50 (US$0.07), compared to adjusted basic net loss of RMB(0.62) during the same period of 2018. Adjusted diluted net income per ADS attributable to Puxin Limited was RMB0.49 (US$0.07), compared to adjusted diluted net loss of RMB(0.62) during the same period of 2018.

EBITDA

EBITDA was RMB70.8 million (US$9.9 million), compared to RMB(19.5) million in the third quarter of 2018.

EBITDA margin was 7.1% in the third quarter of 2019, compared to (2.9)% in the same period in 2018.

Adjusted EBITDA was RMB80.6 million (US$11.3 million), compared to RMB(20.3) million in the third quarter of 2018.

Adjusted EBITDA margin was 8.1%, compared to (3.0)% in the same period in 2018.

Cash and cash equivalents

As of September 30, 2019, the Company had total cash and cash equivalents of RMB322.0 million (US$45.0 million), compared to RMB778.0 million as of December 31, 2018. The decreases were primarily due to acquisitions of k-12 schools.

Business Outlook

For the fourth quarter of 2019, based on the information available as of the date of this press release, the Company expects net revenues to be between RMB770.6 million and RMB797.2 million, which represents an increase of 45% to 50% year-over-year. These forecasts reflect the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

Puxin’s management team will hold a conference call on November 18, 2019 at 8:00 AM U.S. Eastern Time (or 9:00 PM on the same day, Beijing/Hong Kong Time) following the quarterly results announcement. Participants may access the call by dialing the following numbers:

International:	+1-412-902-4272

China:	4001-201203

US:	+1-888-346-8982

Hong Kong:	+852-301-84992

Passcode:	Puxin

Please dial in 10 minutes before the call is scheduled to begin. When prompted, ask to be connected to the Puxin Limited Call. Participants will be required to state their name and company upon entering the call.

A replay of the conference call will be accessible two hours after the conclusion of the conference call through November 25, 2019 by dialing the following numbers:

International:	+1-412-317-0088

US:	+1-877-344-7529

Passcode:	10136851

A live webcast and archive of the conference call will be available on the Investor Relations section of Puxin’s website at http://ir.pxjy.com/.

[4]

Adjusted basic and diluted net income (loss) per ADS attributable to Puxin Limited is a non-GAAP financial measure, which is defined as basic and diluted net income (loss) per ADS attributable to Puxin Limited excluding share-based compensation expenses, loss on changes in fair value of convertible notes, derivative liabilities and warrants and loss on extinguishment of convertible notes. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars (“USD” or “US$”) at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB to USD are made at the rate of RMB7.1477 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2019. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2019, or at any other rate.

Use of Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company also uses non-GAAP financial measures, including adjusted operating income (loss), adjusted net income (loss) attributable to Puxin Limited, EBITDA, adjusted EBITDA, adjusted basic and diluted net income (loss) per ADS attributable to Puxin Limited, as supplemental measures to review and assess the Company’s operating performance. Adjusted operating income (loss) is defined as operating income (loss) excluding share-based compensation expenses; adjusted net income (loss) attributable to Puxin Limited is defined as net income (loss) attributable to Puxin Limited excluding share-based compensation expenses, loss on changes in fair value of convertible notes, derivative liabilities and warrants and loss on extinguishment of convertible notes; EBITDA is defined as net income (loss) excluding depreciation, amortization, interest expense, interest income and income tax (benefits) expenses; adjusted EBITDA is defined as net income (loss) excluding depreciation, amortization, interest expense, interest income, income tax (benefits) expenses, share-based compensation expenses, loss on changes in fair value of convertible notes, derivative liabilities and warrants and loss on extinguishment of convertible notes, and adjusted basic and diluted net income (loss) per ADS attributable to Puxin Limited are defined as basic and diluted net income (loss) per ADS attributable to Puxin Limited excluding share-based compensation expenses, loss on changes in fair value of convertible notes, derivative liabilities and warrants and loss on extinguishment of convertible notes.

The Company believes that these non-GAAP financial measures provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating our performance.

For more information on this non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “confident” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: its goals and strategies, its ability to achieve and maintain profitability, its ability to attract and retain students to enroll in its courses, its ability to effectively manage its business expansion and successfully integrate businesses it acquired, its ability to identify or pursue targets for acquisitions, its ability to compete effectively against its competitors, its ability to improve the content of its existing courses or to develop new courses, and relevant government policies and regulations relating to the Company’s corporate structure, business and industry. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

About Puxin Limited

Puxin Limited (“Puxin” or the “Company”) is a successful consolidator of the after-school education industry in China. Puxin has a strong acquisition and integration expertise to effectively improve education quality and operational performance of acquired schools. Puxin offers a full spectrum of K-12 and study-abroad tutoring programs designed to help students achieve academic excellence, as well as prepare for admission tests and applications for top schools, universities and graduate programs in China and other countries. The Company has developed a business model effectively combining strategic acquisitions and organic growth achieved through successful post-acquisition integration, which has differentiated the Company from other after-school education service providers in China. For more information, please visit http://www.pxjy.com/.

Contacts

Puxin Limited

Phone: +86-10-6269-8930

E-mail: ir@pxjy.com

Institutional Capital Advisory (ICA)

Mr. Kevin Yang

Phone: +86-021-8028-6033

E-mail: puxin@icaasia.com

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of September 30,
	2018	2019	2019
	RMB	RMB	USD
ASSETS

Current assets
Cash and cash equivalents	778,006	321,998	45,049
Restricted cash, current portion	-	358,835	50,203
Inventories	9,659	11,879	1,662
Prepaid expenses and other current assets	128,638	111,752	15,635
Loan receivable	-	189,557	26,520
Total current assets	916,303	994,021	139,069

Non-current assets
Restricted cash, non-current portion	40,971	39,176	5,481
Operating lease right-of-use assets	-	991,398	138,702
Property, plant and equipment, net	248,801	292,244	40,886
Intangible assets	218,978	261,785	36,625
Goodwill	1,243,817	1,895,362	265,171
Deferred tax assets	3,456	2,018	282
Rental deposit	64,693	74,350	10,402
TOTAL ASSETS	2,737,019	4,550,354	636,618

LIABILITIES

Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB490,696 and RMB1,146,823 as of December 31, 2018 and September 30, 2019, respectively)	515,623	1,189,302	166,389
Income tax payable of the consolidated VIE without recourse to the Group	15,755	15,126	2,116
Deferred revenue, current portion (including deferred revenue, current portion of the consolidated VIE without recourse to the Group of RMB862,043 and RMB1,179,549 as of December 31, 2018 and September 30, 2019, respectively)	876,861	1,190,608	166,572
Operating lease liabilities, current portion of the consolidated VIE without recourse to the Group	-	246,895	34,542
Amounts due to related parties (including amounts due to related parties of the consolidated VIE without recourse to the Group of RMB3,199 and RMB354 as of December 31, 2018 and September 30, 2019, respectively)	54,493	1,998	280
Bank borrowing of the consolidated VIE without recourse to the Group	106,600	355,100	49,680
Promissory notes, current portion (including promissory notes, current portion of the consolidated VIE without recourse to the Group of RMB190,000 and RMB nil as of December 31, 2018 and September 30, 2019, respectively)	361,888	89,346	12,500
Total current liabilities	1,931,220	3,088,375	432,079

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of September 30,
	2018	2019	2019
	RMB	RMB	USD

Non-current liabilities
Deferred revenue, non-current portion of the consolidated VIE without recourse to the Group	121,191	90,545	12,668
Operating lease liabilities, non-current portion of the consolidated VIE without recourse to the Group	-	663,548	92,834
Deferred tax liabilities of the consolidated VIE without recourse to the Group	71,031	81,393	11,387
Franchise deposits of the consolidated VIE without recourse to the Group	1,763	2,443	342
Derivative liabilities (including derivative liabilities of the consolidated VIE without recourse to the Group of RMB nil and RMB nil as of December 31, 2018 and September 30, 2019, respectively)	63,942	170,115	23,800
Promissory notes, non-current portion (including promissory notes, non-current portion of the consolidated VIE without recourse to the Group of RMB nil and RMB nil as of December 31, 2018 and September 30, 2019, respectively)	-	89,346	12,500
TOTAL LIABILITIES	2,189,147	4,185,765	585,610

SHAREHOLDERS’ EQUITY
Ordinary shares (par value of USD0.00005 per share; 1,000,000,000 and 1,000,000,000 shares authorized, 188,627,228 and 188,627,228 shares issued and 165,038,164 and 173,955,196 shares outstanding as of December 31, 2018 and September 30, 2019, respectively)	62	62	9
Additional paid-in capital	1,944,325	2,165,200	302,922
Statutory reserve	4,595	4,595	643
Accumulated other comprehensive income	68,214	73,693	10,310
Accumulated deficit	(1,469,303)	(1,879,008)	(262,883)
Total Puxin Limited shareholders’ equity	547,893	364,542	51,001
Non-controlling interest	(21)	47	7
TOTAL SHAREHOLDERS’ EQUITY	547,872	364,589	51,008

TOTAL LIABILITIES AND TOTAL SHAREHOLDERS’ EQUITY	2,737,019	4,550,354	636,618

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended September 30,
	2018	2019	2019
	RMB	RMB	USD

Net revenues	669,664	996,042	139,351
Cost of revenues (including share-based compensation expenses of RMB2,153 and RMB954 for the three months ended September 30, 2018 and 2019, respectively)	374,614	494,581	69,194
Gross profit	295,050	501,461	70,157

Operating expenses:
Selling expenses (including share-based compensation expenses of RMB9,646 and RMB4,861 for the three months ended September 30, 2018 and 2019, respectively)	237,291	304,801	42,643
General and administrative expenses (including share-based compensation expenses of RMB7,486 and RMB4,843 for the three months ended September 30, 2018 and 2019, respectively)	118,834	155,113	21,701
Total operating expenses	356,125	459,914	64,344

Operating (loss) income	(61,075)	41,547	5,813

Interest expense	9,827	13,773	1,927
Interest income	1,418	6,925	969
Foreign exchange gain	-	318	44
Gain on changes in fair value of convertible notes, derivative liabilities and warrants	20,022	912	128
Loss on disposal of subsidiary	11	-	-
(Loss) income before income taxes	(49,473)	35,929	5,027
Income tax expenses	746	2,187	306
Net (loss) income	(50,219)	33,742	4,721
Less: Net income attributable to non-controlling interest	18	32	4
Net (loss) income attributable to Puxin Limited	(50,237)	33,710	4,717

Net (loss) income per share attributable to Puxin Limited
Basic and diluted	(0.31)	0.19	0.03
Net (loss) income per ADS attributable to Puxin Limited
Basic and diluted	(0.62)	0.38	0.06

Weighted average shares used in calculating basic net (loss) income per share	163,323,504	173,938,756	173,938,756
Weighted average shares used in calculating diluted net (loss) income per share	163,323,504	177,818,968	177,818,968

Note: Each ADS represents two ordinary shares.

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(In thousands of RMB and USD)

	For the three months ended September 30,
	2018	2019	2019
	RMB	RMB	USD

Net (loss) income	(50,219)	33,742	4,721

Other comprehensive (loss) income, net of tax:
Change in cumulative foreign currency translation adjustments	(4,308)	7,560	1,058
Total comprehensive (loss) income	(54,527)	41,302	5,779
Less: comprehensive income attributable to non-controlling interest	18	32	4

Total comprehensive (loss) income attributable to Puxin Limited	(54,545)	41,270	5,775

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the nine months ended September 30,
	2018	2019	2019
	RMB	RMB	USD

Net revenues	1,696,676	2,244,639	314,037
Cost of revenues (including share-based compensation expenses of RMB 5,405 and RMB3,534 for the nine months ended September 30, 2018 and 2019, respectively)	936,654	1,163,008	162,711
Gross profit	760,022	1,081,631	151,326

Operating expenses:
Selling expenses (including share-based compensation expenses of RMB20,293 and RMB17,326 for the nine months ended September 30, 2018 and 2019, respectively)	611,963	769,174	107,611
General and administrative expenses (including share-based compensation expenses of RMB304,057 and RMB199,914 for the nine months ended September 30, 2018 and 2019, respectively)	620,954	576,161	80,608
Total operating expenses	1,232,917	1,345,335	188,219

Operating loss	(472,895)	(263,704)	(36,893)

Interest expense	27,473	54,005	7,556
Interest income	1,702	11,835	1,656
Foreign exchange gain	-	308	43
Loss on changes in fair value of convertible notes, derivative liabilities and warrants	96,128	97,967	13,706
Loss on extinguishment of convertible notes	900	-	-
Gain on disposal of subsidiary	82	-	-
Loss before income taxes	(595,612)	(403,533)	(56,456)
Income tax (benefits) expenses	(1,953)	6,104	854
Net loss	(593,659)	(409,637)	(57,310)
Less: Net income attributable to non-controlling interest	12	68	10
Net loss attributable to Puxin Limited	(593,671)	(409,705)	(57,320)

Net loss per share attributable to Puxin Limited
Basic and diluted	(4.32)	(2.41)	(0.34)
Net loss per ADS attributable to Puxin Limited
Basic and diluted	(8.64)	(4.82)	(0.68)

Weighted average shares used in calculating basic and diluted net loss per share	137,560,036	169,863,123	169,863,123

Note: Each ADS represents two ordinary shares.

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of RMB and USD)

	For the nine months ended September 30,
	2018	2019	2019
	RMB	RMB	USD

Net loss	(593,659)	(409,637)	(57,310)

Other comprehensive income, net of tax:
Change in cumulative foreign currency translation adjustments	10,407	5,479	767
Total comprehensive loss	(583,252)	(404,158)	(56,543)
Less: comprehensive income attributable to non-controlling interest	12	68	10

Total comprehensive loss attributable to Puxin Limited	(583,264)	(404,226)	(56,553)

PUXIN LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended September 30,
	2018	2019	2019
	RMB	RMB	USD
Operating (loss) income	(61,075)	41,547	5,813
Add: Share-based compensation expenses	19,285	10,658	1,491
Adjusted operating (loss) income	(41,790)	52,205	7,304

Net (loss) income attributable to Puxin Limited	(50,237)	33,710	4,717
Add: Share-based compensation expenses	19,285	10,658	1,491
Less: Gain on changes in fair value of convertible notes, derivative liabilities and warrants	20,022	912	128
Adjusted net (loss) income attributable to Puxin Limited	(50,974)	43,456	6,080

Net (loss) income	(50,219)	33,742	4,721
Add: Income tax expenses	746	2,187	306
Depreciation of property, plant and equipment	15,430	18,001	2,518
Amortization of intangible assets	6,100	10,034	1,404
Interest expense	9,827	13,773	1,927
Less: Interest income	1,418	6,925	969
EBITDA	(19,534)	70,812	9,907
Add: Share-based compensation expenses	19,285	10,658	1,491
Less: Gain on changes in fair value of convertible notes, derivative liabilities and warrants	20,022	912	128
Adjusted EBITDA	(20,271)	80,558	11,270
Net (loss) income per ADS attributable to Puxin Limited
- Basic and diluted	(0.62)	0.38	0.06

Adjusted net (loss) income per ADS attributable to Puxin Limited
- Basic	(0.62)	0.50	0.07
Adjusted net (loss) income per ADS attributable to Puxin Limited
- Diluted	(0.62)	0.49	0.07

Weighted average shares used in calculating basic net (loss) income per share	163,323,504	173,938,756	173,938,756
Weighted average shares used in calculating diluted net (loss) income per share	163,323,504	177,818,968	177,818,968

Note: Each ADS represents two ordinary shares.

PUXIN LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the nine months ended September 30,
	2018	2019	2019
	RMB	RMB	USD
Operating loss	(472,895)	(263,704)	(36,893)
Add: Share-based compensation expenses	329,755	220,774	30,887
Adjusted operating loss	(143,140)	(42,930)	(6,006)

Net loss attributable to Puxin Limited	(593,671)	(409,705)	(57,320)
Add: Share-based compensation expenses	329,755	220,774	30,887
Add: Loss on changes in fair value of convertible notes, derivative liabilities and warrants	96,128	97,967	13,706
Add: Loss on extinguishment of convertible notes	900	-	-
Adjusted net loss attributable to Puxin Limited	(166,888)	(90,964)	(12,727)

Net loss	(593,659)	(409,637)	(57,310)
Add: Income tax (benefits) expenses	(1,953)	6,104	854
Depreciation of property, plant and equipment	42,927	54,664	7,648
Amortization of intangible assets	22,204	25,803	3,610
Interest expense	27,473	54,005	7,556
Less: Interest income	1,702	11,835	1,656
EBITDA	(504,710)	(280,896)	(39,298)
Add: Share-based compensation expenses	329,755	220,774	30,887
Loss on changes in fair value of convertible notes, derivative liabilities and warrants	96,128	97,967	13,706
Loss on extinguishment of convertible notes	900	-	-
Adjusted EBITDA	(77,927)	37,845	5,295
Net loss per ADS attributable to Puxin Limited
- Basic and diluted	(8.64)	(4.82)	(0.68)

Adjusted net loss per ADS attributable to Puxin Limited
- Basic and diluted	(2.43)	(1.07)	(0.15)

Weighted average shares used in calculating basic and diluted net loss per share	137,560,036	169,863,123	169,863,123

Note: Each ADS represents two ordinary shares.